SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2005

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-51434

INVESTMENT PLAN FOR FORMER CHRIS-CRAFT/UTV EMPLOYEES

2121 Avenue of the Stars, Suite 647

Los Angeles, CA 90067

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

Investment Plan for Former Chris-Craft/UTV Employees

Year Ended December 31, 2005

Investment Plan for Former Chris-Craft/UTV Employees

Financial Statements and Supplemental Schedule

Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm

To the Plan Committee of the

Investment Plan for Former Chris-Craft/UTV Employees

We have audited the accompanying statements of net assets available for benefits of Investment Plan for Former Chris-Craft/UTV Employees as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 19, 2006

Report of Independent Registered Public Accounting Firm

The Plan Committee of the

Investment Plan for Former Chris-Craft/UTV Employees

We have audited the accompanying statement of net assets available for benefits of the Investment Plan for Former Chris-Craft/UTV Employees (the Plan) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Costa Mesa, California

June 21, 2005

Investment Plan for Former Chris-Craft/UTV Employees

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value	$18,716,920	$25,259,072

Total assets	18,716,920	25,259,072

Net assets available for benefits	$18,716,920	$25,259,072

See accompanying notes.

Investment Plan for Former Chris-Craft/UTV Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions:
Dividends and interest income	$265,211

Deductions:
Benefits paid to participants	3,488,957
Net depreciation in fair value of investments	3,318,406

Total deductions	6,807,363

Net decrease	(6,542,152)
Net assets available for benefits, beginning of year	25,259,072

Net assets available for benefits, end of year	$18,716,920

See accompanying notes.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements

December 31, 2005

1. Plan Description

The following description of the Investment Plan for Former Chris-Craft/UTV Employees (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

The Plan is a defined contribution plan sponsored by Fox Entertainment Group, Inc. (the Plan Sponsor and the Company). The purpose of the Plan is to provide participants the opportunity to maintain their account balances in the Plan and provide them a choice of diverse investment options, including a choice of a financial interest in the Plan Sponsor’s parent, News Corporation, through ownership of Class A Non-voting Common Stock. This type of Plan is generally referred to as an Employee Stock Purchase Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective July 31, 2001, the Plan was frozen and employee deferrals and employer matching contributions were no longer made to the Plan. The Plan Sponsor intends for the Plan to remain frozen indefinitely until such time as the Plan is terminated.

Effective January 1, 2002, the Plan adopted various Internal Revenue Service mandated and optional provisions of the Economic Growth and Tax Relief Reconciliation Act (EGTRRA).

During 2004 News Corporation reincorporated in the United States (the Reorganization). Under the terms of the Reorganization, each News Corporation ADS was replaced by two shares of News Corporation Class A (Non-voting) Common Stock.

Vesting

Participants are 100% vested in their contributions and in the employer matching contributions.

Management of Trust Funds

Fidelity Management Trust Company (Fidelity) is the Trustee. The Plan provides for administration by a committee of at least two individuals appointed by the Board of Directors.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

1. Plan Description (continued)

Participant Accounts

Each participant account is credited with the participant’s contributions that were allowed prior to August 1, 2001 and the related allocation of the Company’s contribution, and debited for any distributions. Investment gains, losses and expenses are allocated based on the participant’s account balances in each fund.

Payment of Benefits

Benefits paid to participants or beneficiaries are payable in lump sums equal to the value of their vested accounts as of the date of distribution. Benefits are recorded when paid.

Administrative Expenses

The Company may, at its discretion, elect to pay the administrative expenses of the Plan. Plan expenses paid by the Company were not significant for the year ended December 31, 2005.

Investment Options

Participants may direct their investment balances at any time, subject to the trading restrictions imposed by the registered investment companies, among various investment options outlined in the Summary Plan Description. During the year ended December 31, 2004, the Plan added the following investment options: the Fidelity Freedom 2010 fund, the Fidelity Freedom 2015 fund, the Fidelity Freedom 2020 fund, the Fidelity Freedom 2025 fund, the Fidelity Freedom 2030 fund, the Fidelity Freedom 2035 fund and the Fidelity Freedom 2040 fund.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual method of accounting.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preferences.

The Plan’s investment in News Corporation Class A Non-Voting Common Stock amounted to $14,312,707 and $20,431,803 as of December 31, 2005 and 2004, respectively. Such investments represented approximately 76% and 81% of the Plan’s total assets as of December 31, 2005 and 2004, respectively. For risks and uncertainties regarding News Corporation, participants should refer to the June 30, 2005 News Corporation Annual Report as included in form 10-K filed on September 1, 2005 and other periodic filings for News Corporation that News Corporation filed with the Securities and Exchange Commission.

Investments in News Corporation Class A Non-Voting Common stock, mutual funds, and money market funds are exposed to various risks such as the financial condition of News Corporation, interest rate, market and credit. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in News Corporation Class A Non-Voting Common Stock and mutual funds are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at December 31, 2005 and 2004.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation) or on the last day of the year for unrealized appreciation (depreciation).

All realized and unrealized appreciation (depreciation) in the fair value of investments is shown in the accompanying Statement of Changes in Net Assets Available for Benefits as net depreciation in fair value of investments.

Reclassifications

Certain prior year financial statement captions have been reclassified to be consistent with the current year presentation.

3. Investments

News Corporation Class A Non-Voting Common Stock shares are listed on the NYSE and traded under the symbol “NWS.A”.

Included in dividend and interest income on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005 were dividends of $121,642 on the News Corporation Class A Non-Voting Common Stock.

The following table presents investments that represent 5% or more of the Plan’s Net Assets:

	December 31
	2005	2004
Common Stock:
News Corporation Class A Non-Voting Common Stock	$14,312,707	$20,431,803
Mutual Funds:
Fidelity Money Market Fund	$3,110,299	$3,722,370

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

3. Investments (continued)

During 2005, the Plan’s investments (including gains and losses on investments bought, sold and held during year) appreciated (depreciated) in value as follows:

2005
News Corporation Class A Non-Voting Common Stock	$(3,357,571)
Mutual Funds	39,165

Net depreciation in fair value of investments	$(3,318,406)

4. Distributions to Participants for Terminations and Withdrawals

Benefits to participants or beneficiaries, in the event of death, termination of employment or withdrawal from the Plan are payable in cash or for holdings in News Corporation Class A Non-Voting Common Stock payable in whole shares with fractional shares of stock payable in cash.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 22, 2002, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

6. Expenses of the Plan

Participants’ accounts are charged for brokerage fees and transfer taxes incurred by the Trustee in connection with the purchase of News Corporation Class A Non-Voting Common Stock. The Plan provides that other expenses incurred in connection with its administration may also be charged to participants’ accounts. However, such expenses have been paid by the Plan Sponsor for the year ended December 31, 2005.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

7. Party-in-Interest Transactions

The Plan engages in certain transactions involving Fidelity, the Plan’s Trustee, and News Corporation, Fox Entertainment Group’s parent. Both Fidelity and News Corporation are parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of News Corporation’s common stock and investing Plan monies in money market and mutual funds managed by Fidelity or its related affiliates. Fees paid by the Plan Sponsor to Fidelity, or its affiliates, for the year ended December 31, 2005 were not significant. Investments managed by Fidelity amounted to $3,976,493 and $4,457,813 as of December 31, 2005 and 2004, respectively.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate or amend the Plan subject to the provisions of ERISA.

Supplemental Schedule

Investment Plan for Former Chris-Craft/UTV Employees

EIN: 20-2141557 Plan Number: 009

Schedule H, Part IV, Line 4(i)—Schedule of Assets

(Held at End of Year)

December 31, 2005

Identity of Issue	Description of Investment	Current Value
Common Stock:
*News Corporation	News Corporation
	Class A Non-voting Common Stock	$14,312,707
Mutual Funds:
*Fidelity	Money Market Fund	3,110,299
PIMCO	Total Return Fund	308,154
*Fidelity	Spartan US Equity Index Fund	254,809
*Fidelity	Mid-Cap Stock Fund	207,236
*Fidelity	Equity Income Fund	174,766
*Fidelity	Puritan Fund	159,114
American Funds	Europac Growth R4	74,581
*Fidelity	Magellan Fund	52,508
Mairs & Power	Growth Fund	44,985
*Fidelity	Freedom 2020 Fund	10,777
*Fidelity	Freedom 2025 Fund	6,984

		$18,716,920

*	Party-in-interest as defined by ERISA.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INVESTMENT PLAN FOR FORMER CHRIS-CRAFT/UTV EMPLOYEES

By:	/s/ Lynn L. Franzoi
Lynn L. Franzoi
Senior Vice President, Benefits Fox Entertainment Group, Inc.

Date: June 27, 2006

Exhibits

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP

23.2	Consent of BDO Seidman, LLP